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May 12, 2000

Alltrista Corporation
5875 Castle Creek Parkway, North Drive
Indianapolis, IN  46250

Dear Members of the Board of Directors:

Following our letter to you dated March 15, 2000 (a copy of which is attached) we have yet to see any tangible signs of progress towards creating shareholder value at Alltrista. In fact, the full year 2000 forecast presented by Tom Clark on the March investor conference call is already at risk due to a disappointing first quarter performance at recently acquired Triangle Plastics. Even worse, the Company's retired Chairman was selling Alltrista stock prior to the most recent earnings release, exacerbating the pitifully low insider ownership at the Board level to where non-executive directors now collectively own outright only 2,600 shares, or 0.04% of the Company.

In our previous letter, we expressed our belief that the best way of maximizing shareholder value after a dismal five years of lackluster performance is to take the company private. After multiple conversations with Tom Clark and Kevin Bower and two visits to the company's headquarters, we are pleased with the enthusiasm and candor with which both executives have professed their support for the idea of exploring a privatization. Like the vast majority of shareholders, they too have found the experience of public stagnation unrewarding and a drag on recruitment, incentive and acquisition opportunity. In light of the above, we are perplexed that the Board has not taken the initiative to create value through privatization as the best strategic alternative for the company.

Accordingly, Marlin Partners II, L.P. has elected to put forward a proposal to the Board of Directors to lead a privatization of the company at a value of $30 per share, nearly a 40% premium to the market price as of the close of business yesterday. As previously stated, we have no interest in launching a "hostile" bid, but believe that our proposal will meet with overwhelming shareholder support. Furthermore, we believe that under a privatized structure, management will become true partners in the ownership of Alltrista.

We have retained the services of Banc of America Securities LLC ("B of A") to advise us on the transaction. Based on the publicly available information, we have been advised by B of A that financing for our transaction should be obtainable in the current climate.


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May 12, 2000
Page Two

The attached letter, which we present for signature and approval, outlines the key terms of our all cash proposal. As owners of over 9% of Alltrista we are keenly aware of the obligation to maximize shareholder value. Whether the creation of shareholder value occurs through our proposed transaction or a superior strategic alternative preferred by the Board, the time for action is now.

Yours sincerely,

/s/ Martin E. Franklin

Martin E. Franklin



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March 15, 2000


Mr. Thomas B. Clark
President & CEO
Alltrista Corporation
5875 Castle Creek Parkway
Suite 440
Indianapolis, IN  46250-4330

Dear Tom:

As you know, our firm has followed Alltrista's progress very closely for almost two years. We have been impressed with the strategic decisions you have made to divest many of the non-performing assets of the portfolio you inherited from Ball Corporation, and your efforts to enhance shareholder returns through share repurchases and strategic acquisitions.

Over the past five years, however, Alltrista shares have traded between a low of $18 and a high of $33. During this period, despite growth in revenue, cash flow and earnings, Alltrista's performance for shareholders has trailed every relevant index, whether it be the Dow Jones Industrials, S&P 500, Russel 2000 or the industrial diversified index. The sparse research coverage enjoyed historically by Alltrista is now non-existent, leaving investors with no independent measure of growth prospects or valuation expectations. Furthermore, as a result of this lack of independent analysis of future performance, you have been forced to provide investors with your expectations for 2000 earnings; and, although this forecast represents an increase of about 14%, it elicited no positive reaction from Wall Street. Perhaps most disturbingly from a shareholder returns perspective, directors and officers own an embarrassingly small amount of stock. Despite the extremely low valuation applied to the company in the market, not one director or officer has made a single disclosed purchase of shares over the period in which we saw fit to invest $11.5 million in share purchases.

In operating terms, what are the consequences of the company's stagnant stock position? You are unable to motivate and build wealth for employees through the stock option plan; as a result, you cannot attract new, higher caliber talent, because the capital appreciation opportunity is poor relative to other employment opportunities. Equally frustrating, you

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have no equity currently to pursue accretive acquisitions, a key reason to be a public company.

Your shareholders, the owners of the business you run, are increasingly frustrated with the extraordinarily poor performance of Alltrista's common stock over the short, medium and long term. It is well known, and has been quoted in press articles, that prior to the company's acquisition of Triangle Plastics, large shareholders were urging the company to consider a privatization or significant share repurchase. In the year since the acquisition, shareholders have seen no returns from the investment and results for the fourth quarter of 1999 were adversely affected by performance of the Plastics operations that you have recognized as being below expectations.

The "Alltrista Story" with three separate businesses, is a complicated one. In an environment where you have no analyst research, a small stock float, low capitalization a mature business and a complex corporate story, you are in danger of being at a dead end as far as shareholder returns are concerned.

With all of the above in mind, we believe the best interests of the shareholders would be served by first recognizing that for over five years, asset redeployment and operating results have done little for shareholders. As a result, we believe the time has arrived, and is in fact overdue, for the board to retain an independent advisor to seek alternative paths to maximize shareholder value.

Specifically, we believe that the diversified nature of Alltrista does not support the likelihood of a strategic industrial buyer bidding for the company. We believe the best alternative is for the company's management to orchestrate a privatization of Alltrista or to look for another interested party to take the company private. Based on managements' own stated forecasts and historical performance, a purchase multiple of as low as 5.5 x 2000 EBITDA would result in proceeds to shareholders of $33 per share, a 44.7% premium over yesterday's close.

Furthermore, if you were to pursue equity capital for such a proposal, Marlin Partners II, LP would be delighted to assist, lead, or participate as an investor in such an undertaking, if invited by management. If, however, management elects to pursue equity capital independent of Marlin or its affiliates, Marlin would nevertheless support management's proposal at the previously described valuation. I firmly believe such a proposal would be met with the overwhelming support of your shareholders.

Finally, it is important to emphasize that this is not a short term fix to a short term problem. The company's lack of value recognition on Wall Street has lasted for over five years. Other companies in Altrista's predicament have taken action and privatized. There is no market shift to value on the horizon nor is there any projected by the investment community.



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I would appreciate your providing a copy of this letter to each of your directors. Hopefully, it is their recognition of the fact that shareholder interests have been disregarded long enough, that should spur the board into action.

I would be available to meet in person or by telephone with any director that wishes to explore further our comments or suggestions.

Kind regards.

Yours sincerely,

/s/ Martin E. Franklin

Martin E. Franklin



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May 12, 2000

Mr. Thomas B. Clark
Chairman, President & Chief Executive Officer
Alltrista Corporation
5875 Castle Creek Parkway, North Drive
                Indianapolis, IN  46250

                                Letter Agreement
                                ----------------

Dear Mr. Clark:

The following letter agreement is presented to you with the understanding that the only obligation is for both parties to carry out discussions in good faith. We believe it is important for the management of Alltrista to participate in this proposal and it is a condition of our proposal that management support the transaction.

1) Consideration. Based on the available public information and our discussions with management, the consideration per share payable for each share of common stock of Alltrista acquired in the acquisition would be $30 per share payable in cash at the closing (the "Consideration"). Whether the Consideration can be higher than this will depend on the outcome of our due diligence review of non-public information on the Company. The transaction would be structured as a tender offer with a back-end merger.

2) Due Diligence Investigation. From the date this letter is executed through a date forty-five days thereafter (the "Due Diligence Period") your management team will work with representatives of Marlin Partners II, L.P. and its associates ("Marlin") and Banc of America Securities LLC in conducting our due diligence investigation. During the Due Diligence Period, the Company will permit Marlin and its representatives to have access during business hours to the Company's premises, books and records, and key management employees. The purpose of the Due Diligence Period is to build an accurate financial model with management to ascertain whether there is any room to increase the Consideration and to confirm that the business prospects are consistent with the publicly available information.

3) Exclusivity Period. During the Due Diligence Period, Marlin and its partners will be committing considerable time and expense to completing the work necessary to sign a definitive agreement. As an incentive to Marlin to spend the time and resources on this investment opportunity, the Company hereby agrees that during the Due Diligence period it shall refrain from soliciting any offers from third parties for the acquisition of all or any part of the assets, securities or business of the Company.



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Letter Agreement
May 12, 2000
Page Two

     Notwithstanding the foregoing, in the event that the Company receives an unsolicited inquiry from a third party regarding the purchase of the Company, the Company may respond to such inquiry consistent with its fiduciary duty, provided that the Company informs Marlin of the receipt and nature (including all substantive terms of any such proposal) of such unsolicited inquiry.

4) Confidentiality. Marlin will agree to enter into a Confidentiality Agreement that will prohibit disclosure of information provided by the Company as part of the due diligence Investigation. Marlin will agree to a Standstill Agreement that will prohibit Marlin from acquiring additional Alltrista common stock during the Due Diligence Period. Marlin will not be restricted under these agreements from making an offer to acquire Alltrista or a lock-up agreement beyond the Due Diligence Period. Notwithstanding this paragraph 5, the parties may disclose information as may be required by law.

5) Termination. In the event that a definitive acquisition agreement has not been entered into by the end of the Due Diligence Period, either party may terminate this letter agreement without liability to the other party.

If the foregoing terms and conditions are acceptable, please sign where indicated below. We very much look forward to working with you and your team on this transaction and are confident that not only can we create significant short term shareholder value, but also create the right environment within which the Company can flourish in the future.


Yours sincerely,

/s/ Martin E. Franklin

Martin E. Franklin
Marlin Partners II, L.P.



Agreed:



-----------------------------
Thomas B. Clark
Chairman, President & Chief Executive Officer
Alltrista Corporation